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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ViryaNet Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 1.0 per share
(Title of Class of Securities)
M97540 11 2
(CUSIP Number)
Ana Isabel Morales
Telvent Investment S.L
Valgrande, 6
28108 Alcobendas
Madrid, Spain
34-90-233-5599
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	M97540 11 2

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Telvent Investment, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Spain

	7	SOLE VOTING POWER:

NUMBER OF		1,519,304 (1), (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,519,304 (1), (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,519,304

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.58%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes vested options to purchase 15,000 Ordinary Shares.
(2)	Includes the right to purchase 63,898 Ordinary Shares pursuant to and in accordance with the terms of a Warrant to Purchase Ordinary Shares dated May 19, 2006.

     This Amendment No. 2 to Schedule 13D (“Second Amendment”) is filed by Telvent Investment, S.L. (“Telvent”) to further supplement and amend the Schedule 13D originally filed on September 3, 2004 (the “Schedule 13D”), as the same was amended by an Amendment No. 1 to Schedule 13D filed on February 18, 2005. On May 19, 2006, Telvent purchased an additional 319,489 Ordinary Shares (the “Second Amendment Shares”) in ViryaNet Ltd. (“ViryaNet”), so that, after the transaction disclosed in this Second Amendment, Telvent owns 1,440,406 Ordinary Shares and has vested options to purchase 15,000 Ordinary Shares. Furthermore, Telvent has the right to purchase 63,898 Ordinary Shares pursuant to and in accordance with the terms of a Warrant to Purchase Ordinary Shares dated May 19, 2006 (the “Warrant”). Unless otherwise indicate, all capitalized terms shall have the same meaning as provided in the Schedule 13D.
     Item 2, 3, 4, 5, 6 and 7 are hereby supplemented and amended.
2. Identity and Background
     Attached and incorporated herein by reference is Schedule A, which amends and restates certain information concerning the directors and executive officers of Abengoa, S.A.
3. Source and Amount of Funds or Other Consideration.
     Item 3 is supplemented as follows:
     Telvent expended $300,000.00 of its working capital to purchase the Second Amendment Shares.
4. Purpose of Transaction.
     Item 4 is supplemented as follows:
     In furtherance of its previously intentions, Telvent acquired the Second Amendment Shares as a strategic investor, and the securities are being held for investment purposes.
5. Interest in Securities of the Issuer.
     Item 5 is supplemented as follows:
     (a)-(b) The response of Telvent to rows 7, 8, 9, 10, 11 and 13 of the cover page to this Second Amendment are incorporated herein by referenced
     (c) Not applicable.
     (d) To the knowledge of Telvent no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Second Amendment Shares covered by this Second Amendment.
     (e) Not applicable.
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is supplemented as follows:
     On May 19, 2006, Telvent and ViryaNet entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which Telvent purchased the Second Amendment Shares from ViryaNet in a private placement that was exempt from the registration requirements of the Securities Act of 1933, as amended ( the “1933 Act”). The Second Amendment Shares were purchased for an aggregate consideration of $300,000, or $0.939 per share.

     In connection with the purchase of the Second Amendment Shares, in addition to the Share Purchase Agreement, Telvent and ViryaNet entered into a Registration Rights Agreement dated May 19, 2006 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, ViryaNet agreed, among other things, to register the Second Amendment Shares purchased by Telvent under the Share Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the 1933 Act. Additionally, ViryaNet granted Telvent the right to purchase 63,898 Ordinary Shares pursuant to and in accordance with the terms of the Warrant.
     Other than the Share Purchase Agreement, the Registration Rights Agreement and the Warrant described herein, and except as disclosed in the Schedule 13D, as amended, to the knowledge of Telvent, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of ViryaNet, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     The description of the transactions and agreements set forth in this Second Amendment are qualified in their entirety by reference to the complete agreements governing such matters, each of which are filed with this Second Amendment and incorporated by reference into this response to Item 6.
7. Material to be Filed as Exhibits.
Item 7 is supplemented as follows:

Exhibit	Description

1	Share Purchase Agreement, dated May 19, 2006

2	Registration Rights Agreement, dated May 19, 2006

3	Warrant to Purchase Ordinary Shares dated May 19, 2006

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2006	TELVENT INVESTMENT S.L.

	By:	/s/ Manuel Sánchez Ortega

	Name:	Manuel Sánchez Ortega
	Title:	Joint Director

	By:	/s/ José Ignacio del Barrio

	Name:	José Ignacio del Barrio
	Title:	Joint Director

Schedule A
Directors and Executive Officers of Abengoa, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Avda. de la Buhaira, 2, 41018 Sevilla, Spain. As of June 2004, Inversión Corporativa owned an approximate 56.04% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 315 shareholders, none of whom Telvent believes has a controlling interest. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment

Felipe Benjumea Llorente	Director (President of the Board) and Chief Executive Officer of Abengoa; Vice-Chairman of the Board of Directors of Inversion Corporativa IC, S.A. (holding company) and Director of the Foundation Focus-Abengoa

Javier Benjumea Llorente	Director (Vice President of the Board) and Chief Executive Officer of Abengoa; President of Inversion Corporativa IC, S.A. (holding company), and Director of the Foundation Focus-Abengoa

José Joaquín Abaurre Llorente	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José Luis Aya Abaurre	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José B. Terceiro Lomba	Director of Abengoa; Director of Telvent, Chairman of the Board of Advisors of Abengoa; Professor at the Complutense University (Madrid, Spain)

Ignacio de Polanco Moreno	Director of Abengoa; President of Tropical Hoteles (a hotel company) and Assistant to the Presidency of the Prisa Group (a media company)

Miguel A. Jiménez —Velasco Mazarío	Secretary of the Board of Directors of Abengoa; Secretary of the Boards of Directors of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa; Secretary of the Foundation Focus-Abengoa;Secretary of Inversion Corporative, IC, S.A. (holding company)

José Luis Méndez López	Director of Abengoa as representative of Corporación Caixa Galicia, SAU.

Amando Sánchez Falcón	Chief Financial Officer of Abengoa

Javier Salgado Leirado	Chief Executive Officer of Abengoa Bioenergy Corp. (a bioenergy company), a subsidiary of Abengoa

Manuel Sánchez Ortega	Director, Chairman and Chief Executive Officer of Telvent; Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.; Chairman of GIRH (human resources outsourcing), an Abengoa subsidiary

Present Principal
Name	Occupation or Employment
Alfonso González Domínguez	Chief Executive Officer of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa

Javier Molina Montes	President of Abensur Servicios Urbanos, S.A. (engineering and construction services provider), a subsidiary of Abengoa; President of Befesa Medio Ambiente, S.A. (an industrial waste service provider)

Salvador Martos Hinojosa	President and Chief Executive Officer of ASA Investment (holding company), a subsidiary of Abengoa